Real Brain Technology Inc
CEO Video Transcript

We started Real Brain Technology just a few short years ago, with the intent of providing real estate agents with a lead service they not only need, but is affordable enough for sustainable and long term use for all agents, no matter where they are in their career.

As a REALTOR® and brokerage owner myself, I knew first hand that the current system in place for lead generation was broken. I've been watching agents purchase their careers at high costs to their personal income, and family security for many years. As our competitors treat agents as an ATM.

I knew there had to be a better way, and since we couldn't find it we created it with our service, Agent Scout.

Agent Scout and our company Real Brain Technology is the perfect blend of innovation, creative thought, and technology. We are strategists, designers, programmers, financial consultants, and real estate agents. In short, we are real people who develop real solutions for an industry with real problems.

Through the diverse knowledge, expertise and creativity of our leadership we are closing the gap in lead generation and are currently operating in 13 states for both consumer and agent use, with plans to expand across the nation and Canada over the next two years.

Agent scouts pricing model is drastically different from our competitors. We allow our agents to keep more of their commission while providing them with quality leads. Our competitors price their leads either by location or on referral fee. At Real Brain we offer our agents a flat rate subscription fee to generate unlimited exclusive leads in the zip codes of their choice, regardless of location. We provide exclusivity between the agent and the consumer, which allows the agent time to nurture the lead to a closing status without competition from other agents, who may have purchased the same lead. This gives agents the potential to raise their conversion rate, and lower their overall cost of the lead. It also provides confidentiality for the consumer, which eliminates the inundation of unwanted sales calls texts and emails. With us one client equals one agent.